Forum Merger II Corporation

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

July 31, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street N.E.

Washington, D.C., 20549

Attention: William Mastrianna

Re:	Forum Merger II Corporation
Registration Statement on Form S-1
Filed July 6, 2018, as amended
File No. 333-226084

Dear Mr. Mastrianna:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Forum Merger II Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, August 2, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/ David Boris
David Boris
Co-Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Winston & Strawn LLP